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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                        Baltic International USA, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   58825100
        _______________________________________________________________
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              September 27, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 4 Pages

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 58825100
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Citadel Limited Partnership
                FEIN No.:  36-3754834
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                               Reporting person has voting and dispositive power
                               over shares of Series B Convertible Redeemable
     NUMBER OF                 Preferred Stock, which are convertible into
                               572,678 shares of common stock.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  See item 7 above.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
            See item 7 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            7.72% (Based on 6,850,115 shares of common stock issued and outstanding as of August 16, 1996, plus the common stock issuable upon the conversion of the securities referred to in item 7 above.)
------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON*
14
            PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                               Page 2 of 4 Pages

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to 572,678 shares of common stock (the "Securities") of Baltic International USA, Inc. (the "Issuer") that are issuable upon conversion of Series B Convertible Redeemable Preferred Stock. The principal executive offices of the Issuer are located at 601 Jefferson Street, Suite 3742, Houston, Texas 77002.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois limited partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Citadel is the managing general partner of Nelson Partners, a Bermuda exempted general partnership ("Nelson"). The funds used for purchases reported herein are from the accounts of Nelson. Citadel has no beneficial ownership interest in any of the funds or other property of Nelson, except for Citadel's interest as general partner of Nelson.

ITEM 4.   PURPOSE OF TRANSACTION

          The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of the subject Securities on behalf of Nelson.

          Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) By reason of its serving as managing general partner of Nelson, Citadel may be deemed to be the indirect beneficial owner of the Securities, which represent a 7.72% interest in the common stock of the Issuer.

          (b) Citadel has the sole power to vote and the sole power to dispose of the Securities on behalf of Nelson.

          (c) This filing is being made as a consequence of Citadel's deregistration as of September 27, 1996 as a registered investment advisor. Citadel, which changed its name from Citadel Investment Management, L.P. in connection with the deregistration, may have previously filed a Schedule 13G with respect to its investment in the Issuer under such former name. No transactions with respect to the Issuer's common stock have been effected during the 60-day period ending September 26, 1996.

          (d) Citadel acquired the Securities as agent for Nelson. Nelson, as the direct beneficial and legal owners of the Securities, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities. However, Citadel, as managing general partner of Nelson, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

          Nelson owns the Securities and has the right to receive any dividends from and the proceeds from the sale of the Securities. As described in
          Item 3 above, Citadel is the managing general partner of Nelson. As a result, Citadel has the power to vote and dispose of the securities held by Nelson.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          No exhibits are required to be filed as part of this Schedule 13D.

                                                               Page 3 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 4, 1996                  Citadel Limited Partnership

                                        By:  GLB Partners, L.P.,
                                             its general partner

                                        By:  Citadel Investment Group, L.L.C.,
                                             its general partner

                                        By:  /s/ Kenneth C. Griffin,
                                             -----------------------
                                             its manager

                                                               Page 4 of 4 Pages